SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Companhia de Bebidas
das Américas - AmBev
Financial Statements at
December 31, 2003 and 2002
and Report of Independent Auditors

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Management and Shareholders
Companhia de Bebidas das Américas - AmBev

1

We have audited the accompanying balance sheets of Companhia de Bebidas das Américas - AmBev and the consolidated balance sheets of Companhia de Bebidas das Américas - AmBev and its subsidiaries at December 31, 2003 and 2002 and the related statements of income, of changes in shareholders' equity and of changes in financial position of Companhia de Bebidas das Américas - AmBev and the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2

We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas - AmBev and of Companhia de Bebidas das Américas - AmBev and its subsidiaries at December 31, 2003 and 2002, and the results of operations, of changes in shareholders' equity and of changes in financial position of Companhia de Bebidas das Américas - AmBev, as well as the consolidated results of operations and changes in financial position, for the years then ended, in conformity with accounting practices adopted in Brazil.

4

Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The consolidated statement of cash flows, which is being presented to provide supplementary information about the Company, is not required as an integral part of the financial statements. The consolidated statement of cash flows was submitted to the auditing procedures described in the second paragraph and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, February 12, 2004, except for Note 21,
which is dated as of March 1, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Contador CRC 1RJ026365/O-8 "T" SP

Companhia de Bebidas das Américas - AmBev

Balance Sheet as at December 31
In millions of reais	(A free translation of the original in Portuguese)

	Parent company		Consolidated

Assets	2003	2002	2003	2002

Current
Cash and cash equivalents		0.1	1,196.1	1,131.6
Marketable securities			1,338.1	2,158.4
Unrealized gain on derivatives			258.7	214.9
Trade accounts receivable			725.7	679.0
Inventories			954.6	837.4
Taxes recoverable	68.9	47.3	771.4	410.3
Other	0.4	6.3	255.9	139.8

	69.3	53.7	5,500.5	5,571.4

Long-term receivables
Compulsory and judicial deposits	43.8	41.6	365.9	256.9
Loans to employees for purchase of shares	182.1	145.5	234.7	324.8
Deferred income tax and social contribution	239.0	139.8	1,831.8	1,558.4
Properties for sale			144.1	121.6
Other	78.0	78.0	616.1	444.3

	542.9	404.9	3,192.6	2,706.0

Permanent assets
Investments
Holdings in direct subsidiaries, including goodwill
and negative goodwill, net	5,765.9	4,589.7	1,687.3	626.9
Other investments	16.2	1.4	24.1	10.4

	5,782.1	4,591.1	1,711.4	637.3

Property, plant and equipment			4,166.3	3,330.6
Deferred charges			259.3	136.2

	5,782.1	4,591.1	6,137.0	4,104.1

Total assets	6,394.3	5,049.7	14,830.1	12,381.5

	Parent company		Consolidated

Liabilities and shareholders' equity	2003	2002	2003	2002

Current
Suppliers		0.2	800.3	789.1
Financings			1,976.1	607.4
Unrealized loss on derivatives			11.7	3.7
Salaries, profit sharing and social security charges		1.2	94.1	59.7
Dividends payable	290.8	345.0	293.9	345.7
Income tax and social contribution			543.2	74.4
Other taxes and contributions	0.2	0.7	758.3	619.4
Accounts payable to related parties	1,544.1	329.5	0.8	76.8
Other		15.7	241.6	257.5

	1,835.1	692.3	4,720.0	2,833.7

Long-term liabilities
Financings			4,004.3	3,879.3
Deferrals of taxes on sales			235.2	306.9
Liabilities related to tax and other claims and provision for contingencies	146.0	125.3	1,232.9	989.3
Other			133.1	163.6

	146.0	125.3	5,605.5	5,339.1

Minority interest			196.4	79.1

Shareholders' equity
Subscribed capital stock	3,124.1	3,046.2	3,124.1	3,046.2
Capital reserve	16.6	16.6	16.6	16.6
Revenue reserves
Legal	208.7	138.1	208.7	138.1
Future capital increase	26.1	1,033.9	26.1	1,033.9
Statutory	1,271.2	75.4	1,271.2	75.4
Treasury stock	(233.5)	(78.1)	(338.5)	(180.6)

	4,413.2	4,232.1	4,308.2	4,129.6

Total liabilities and shareholders' equity	6,394.3	5,049.7	14,830.1	12,381.5

Companhia de Bebidas das Américas - AmBev

Statement of Income Years Ended December 31 In millions of reais, except for net income per thousand shares	(A free translation of the original in Portuguese)

	Parent company		Consolidated

	2003	2002	2003	2002

Gross sales
Product sales			17,143.5	14,279.9

Sales deductions
Sales taxes, discounts and returns			(8,459.7)	(6,954.6)

Net sales			8,683.8	7,325.3
Cost of products sold			(4,044.2)	(3,341.7)

Gross profit			4,639.6	3,983.6

Operating income (expenses)
Selling			(847.1)	(687.2)
Direct distribution			(648.6)	(537.4)
Administrative	(1.9)	(4.8)	(412.0)	(350.5)
Tax, labor and other contingencies	(26.5)	(2.0)	(187.9)	(123.7)
Management and directors' compensation	(1.0)	(6.9)	(5.9)	(23.0)
Depreciation and amortization			(420.0)	(334.6)
Financial income	35.8	42.7	601.8	2,530.3
Financial expenses	(66.7)	(68.4)	(508.7)	(3,277.3)
Equity in results of investees	1,665.1	1,462.3	(6.2)
Other operating income (expenses), net	(85.7)	73.9	(240.1)	199.4

	1,519.1	1,496.8	(2,674.7)	(2,604.0)

Operating profit (carried forward)	1,519.1	1,496.8	1,964.9	1,379.6

	Parent company		Consolidated

	2003	2002	2003	2002

Operating profit (brought forward)	1,519.1	1,496.8	1,964.9	1,379.6
Other non-operating expenses, net	(215.5)		(100.7)	(72.2)

Income before income tax and social contribution on net income	1,303.6	1,496.8	1,864.2	1,307.4
Income tax and social contribution benefit (expense)	100.4	20.4	(426.1)	280.6

Income before profit sharing and contributions	1,404.0	1,517.2	1,438.1	1,588.0
Profit sharing and contributions
To employees and management	7.6	(6.9)	(23.6)	(112.3)
To Zerrenner Foundation				(12.8)

Income before minority interest	1,411.6	1,510.3	1,414.5	1,462.9
Minority interest			(2.9)	47.4

Net income for the year	1,411.6	1,510.3	1,411.6	1,510.3

Total number of shares of capital stock
at year-end (in thousands)	38,537,333	38,620,730

Net income per thousand shares of total capital
at year-end, in reais - R$	36.63	39.11

Net income per thousand shares at year-end,
excluding treasury stock, in reais - R$	37.23	39.48

The accompanying notes are an integral part of the financial statements.

Companhia de Bebidas das Américas - AmBev

Statement of Changes in Shareholders' Equity of the Parent Company In millions of reais	(A free translation of the original in Portuguese)

			Revenue reserves
	Subscribed and paid in capital	Capital reserve	Legal	Future capital increase	Statutory reserve Investments	Treasury stock	Retained earnings	Total

At December 31, 2001	2,944.2	4.9	62.7	854.9	52.6	(397.9)		3,521.4
Exercise of options of the stock ownership plan	102.0							102.0
Effect of implementation of NPC No. 26 in subsidiary							(56.3)	(56.3)
Share buyback						(354.7)		(354.7)
Realization of the reserve for investments					(52.6)		52.6
Cancellation of treasury stock				(674.5)		674.5
Premium on the transfer of treasury stock linked to financings		11.7						11.7
Net income for the year							1,510.3	1,510.3
Appropriations of net income for the year
Legal reserve			75.4				(75.4)
Prepayment of dividends							(160.9)	(160.9)
Final dividends							(341.4)	(341.4)
Reserves for future capital increase and statutory				853.5	75.4		(928.9)

At December 31, 2002	3,046.2	16.6	138.1	1,033.9	75.4	(78.1)		4,232.1
Exercise of options of the stock ownership plan	77.4							77.4
Capital increase through warrants	0.5							0.5
Share buyback						(310.0)		(310.0)
Cancellation of treasury stock				(154.6)		154.6
Transfer of reserves				(853.2)	853.2
Net income for the year							1,411.6	1,411.6
Appropriations of net income for the year
Legal reserve			70.6				(70.6)
Prepayment of dividends							(717.7)	(717.7)
Final dividends							(280.7)	(280.7)
Statutory reserve					342.6		(342.6)

At December 31, 2003	3,124.1	16.6	208.7	26.1	1,271.2	(233.5)		4,413.2

The accompanying notes are an integral part of the financial statements.

Companhia de Bebidas das Américas - AmBev

Statement of Changes in Financial Position Years Ended December 31 In millions of reais	(A free translation of the original in Portuguese)

	Parent company		Consolidated

	2003	2002	2003	2002

Source of funds
Operations
Net income for the year	1,411.6	1,510.3	1,411.6	1,510.3
Expenses (income) not affecting working capital
Equity in results of investees	(1,665.1)	(1,462.3)	6.2
Deferred income tax and social contribution	(99.2)	(20.4)	(198.3)	(404.0)
Discount on the settlement of tax incentives			(16.6)
Reversal of provision for losses on unsecured liabilities , net		(147.6)
Amortization of goodwill, net of realized negative goodwill	84.8	69.8	252.4	90.5
Depreciation and amortization			766.3	659.5
Tax, labor and other contingencies	26.5	2.0	187.9	123.7
Financial charges on tax and fiscal contingencies			59.8	32.9
Provision for loss on permanent assets			58.7	97.5
Financial charges and variations on the stock ownership plan	(28.1)	(88.1)	(47.7)	(88.1)
Exchange rate variation and charges on long-term financings			(496.6)	867.3
Minority interest			2.9	(47.4)
Exchange gains or losses on foreign subsidiaries			367.3	(155.8)
Loss of interest ownership in subsidiaries	215.4		33.3
Residual value of property, plant and equipment and divestments		88.3	73.8	159.8
Reimbursement of capital by subsidiary		1,338.3
Dividends received and receivable	1,386.0	44.4

	1,331.9	1,334.7	2,461.0	2,846.2

From shareholders
Capital increase	77.9	102.0	77.9	102.0
Changes in the capital of minority shareholders			4.8
Loans to employees for purchase of shares			91.3
Premium on the transfer of treasury stock linked to financings		11.7
From third parties
Changes in long-term receivables
Receivables from related parties				35.1
Other accounts receivable			44.1
Changes in long-term receivables
Financings			295.7	162.6
Deferrals of taxes on sales			57.3

Total sources of funds	1,409.8	1,448.4	3,032.1	3,145.9

	Parent company		Consolidated

	2003	2002	2003	2002

Uses of funds
Changes in long-term receivables
Compulsory and judicial deposits	2.3	3.6	84.0	51.3
Loans to employees for purchase of shares	8.5	2.8		21.4
Receivables from related parties			14.5
Other taxes and charges recoverable			11.5	6.0
Other			9.7	4.3
Changes in long-term liabilities
Other accounts payable			98.3	28.3
Tax, labor and other contingencies	5.6	8.5	123.8	32.6
Permanent assets
Investments, including goodwill and negative goodwill	1,212.2	444.5	2,100.6	107.7
Property, plant and equipment			862.2	544.7
Deferred charges			91.2	45.5
Capital transactions
Share buyback	310.0	354.7	311.9	337.1
Proposed and paid dividends	998.4	502.3	1,004.0	502.3
Working capital of acquired subsidiary			277.6

Total funds used	2,537.0	1,316.4	4,989.3	1,681.2

Increase (reduction) in working capital	(1,127.2)	132.0	(1,957.2)	1,464.7

Changes in working capital
Current assets
At the end of the year	69.3	53.7	5,500.5	5,571.4
At the beginning of the year	53.7	219.1	5,571.4	4,685.0

	15.6	(165.4)	(70.9)	886.4

Current liabilities
At the end of the year	1,835.1	692.3	4,720.0	2,833.7
At the beginning of the year	692.3	989.7	2,833.7	3,412.0

	1,142.8	(297.4)	1,886.3	(578.3)

Increase (reduction) in working capital	(1,127.2)	132.0	(1,957.2)	1,464.7

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

Companhia de Bebidas das Américas - AmBev

Notes to the Financial Statements
as at December 31, 2003 and 2002
In millions of reais, unless otherwise indicated

1 Operating Activities

(a) General considerations

Companhia de Bebidas das Américas - AmBev (the "Company" or "AmBev"), headquartered in São Paulo, Brazil, produces and markets beer, draft beer, soft drinks, other non-alcoholic beverages, and malt either directly or by participating in other companies in Brazil and other Latin American countries.

AmBev has a franchise agreement with PepsiCo International, Inc. ("PepsiCo") to bottle, sell and distribute Pepsi products in Brazil, including Gatorade, the isotonic sports drink, which is still under review by the Administrative Council for Economic Defense (CADE). AmBev also has an agreement with PepsiCo for bottling, sale and distribution of "Guaraná Antarctica" internationally. Based on this agreement, the product is already being sold in Portugal, Puerto Rico and Spain.

AmBev shares are traded on the São Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

(b) Main activities abroad in 2003

Quilmes Industrial S.A. ("Quinsa")

During 2003, AmBev and Quinsa integrated their operations, mainly in the Mercosur. The transaction, authorized with certain restrictions by the Comisión Nacional de Defensa de la Competencia (Argentine National Commission for the Protection of Competition - "CNDC"), has been delayed, as a consequence of the legal action filed by a company pertaining to the Compañía Cervecerías Unidas S.A. ("CCU") group in April 2003, through which it claimed the right to participate in the process of acquisition of the assets in item (i) below. A summary of the principal restrictions imposed by the CNDC is as follows:

(i)

Quinsa and AmBev (the "Parties") are required to dispose of the brands Bieckert, Palermo, Imperial and Norte, as well as the brewery located in Lujan, where the Brahma brand was produced, to an independent brewery, which must be financially sound and which does not produce beer in the Argentinean market (the "Purchaser");

(ii)

the Parties should submit documentation to the CNDC, evidencing the commitment to allow the Purchaser, for a period of seven years starting on the date of the sale of the assets in item (i), to have access to Quinsa's distribution network in Argentina, for the brands sold to the Purchaser; and

(iii)	the Parties shall assume a commitment with the Purchaser to produce the Bieckert, Palermo and Imperial brands, for a two-year period, as from the date on which such assets are sold.

Industrias del Atlántico ("Atlántico")

The Company and the Central American Bottling Corporation ("CarbCorp"), launched their operations in the Central American and Caribbean beer markets in September 2003, through the subsidiary Atlántico, located in Guatemala, which is consolidated in the Company's financial statements.

Compañia Cervecera AmBev Peru S.A.C. ("AmBev Peru")

In October 2003, the Company acquired, for the amount of R$ 86.7, machinery and equipment, inventory and the franchise of PepsiCo for the production, marketing and sale of Pepsi products in Lima and in the Northern region of Peru. Such assets were contributed to the subsidiary, which is consolidated in the Company's financial statements.

Cerveceria Suramericana ("Cervesursa")

In December 2003, the Company acquired 80% of the capital of Cervesursa, located in Ecuador, generating a negative goodwill of R$ 18.5, based on the expectation of future results, to be amortized in up to ten years. That subsidiary is included in the Company's consolidated financial statements.

2 Significant Accounting Practices

(a) Financial statements

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets, liabilities and other transactions. Estimates are used for, but not limited to the determination of useful lives of property, plant and equipment, the provisions necessary for contingent liabilities, and provisions for income tax, which are based on the best estimates of the Company's management; however, actual results could differ from those estimates.

(b) Determination of net income

Income and expenses are recorded on the accrual basis. Sales revenues and the corresponding cost of sales are recorded upon delivery of products.

(c) Current assets and long-term receivables

Cash and cash equivalents, represented by highly-liquid investments with original maturity of 90 days or less, are recorded at acquisition cost, equivalent to their market values.

Financial investments, substantially represented by notes and securities, government securities, and bank deposit certificates, including those denominated in foreign currency, are recorded at cost, plus prorated accrued earnings when applicable and a provision is made for the reduction to market values when necessary. Investment fund quotas are measured at market values, and any unrealized results over variable interest and earnings are deferred for recognition only when realized.

The balance of financial investments at December 31, 2003 includes bank deposits and financial investments given as guarantee, in connection with the issuance of foreign debt securities of subsidiaries, in the amount of R$ 29.9 (December 31, 2002 - R$ 292.4).

The consolidated allowance for doubtful accounts of R$ 182.3 at December 31, 2003 (December 31, 2002 - R$ 139.4) is recorded at an amount deemed sufficient by management to cover probable losses on realization of receivables.

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realizable values when necessary. On December 31, 2003, the consolidated provision for reduction of inventories to net realization value amounted to R$ 33.7 (December 31, 2002 - R$ 28.7), and was recorded under Supplies and other, net.

Advertising and marketing expenses are deferred within each fiscal year and systematically appropriated to results of each period, in accordance with projected sales volume, thereby reflecting the seasonal nature of monthly sales.

Other current assets and long-term receivables are recorded at cost, including, when applicable, accrued earnings. A provision for reduction to market values is recorded when necessary.

(d) Permanent assets

The Parent Company records investments in subsidiaries and jointly-controlled companies using the equity method of accounting, and harmonizes, upon initial determination, their accounting practices with those adopted by the Company, and separates the acquisition cost into equity investment, goodwill (determined as the difference between consideration paid and underlying book values) and negative goodwill. Goodwill justified based on the appreciation of property, plant and equipment is amortized proportionally to the depreciation or realization of the book value of the subsidiary's assets, whereas the goodwill (negative goodwill) attributable to expected future results is amortized over five to ten years. Amortization of goodwill is recorded under Other operating expenses. The negative goodwill, attributed to various economic factors, will only be amortized in the event of divestment.

Property, plant and equipment are stated at cost and include the interest incurred in financing the construction phase of certain qualified assets. Maintenance and repair costs are recorded as expenses, when incurred. Losses from breakages of bottles and crates during production are included in the cost of sales. Depreciation is calculated on the straight-line method, considering the useful lives of the assets, at the annual rates listed in Note 7.

Amortization of deferred charges is calculated on the straight-line basis, in up to ten years, as from the date of start of operations. The write-off of deferred charges is recorded when totally amortized.

(e) Translation of financial statements of subsidiaries and associated companies headquartered abroad

With the exception of the operations mentioned in the following paragraph, the financial statements of foreign subsidiaries and associated companies are prepared using the local currency as their functional currency (i.e. the main currency of the economic environment in which such companies operate) adjusted to reflect the inflation rate, when applicable, based on local price indices. Accordingly, their assets, liabilities and shareholders' equity are translated into Reais at the current exchange rate at the balance sheet date. Income and expense accounts are translated and maintained in Reais at average exchange rates for the period. The difference between the net result determined at the exchange rates at the balance sheet date, and that determined on average exchange rates for the period, is adjusted under Other operating income.

The US dollar was adopted as the functional currency for malt operations in Argentina and Uruguay, since their revenues and cash flows are substantially based on that currency. Thus the following procedures are adopted when preparing the financial statements of such subsidiaries:

(i)

Inventories, property, plant and equipment, accumulated depreciation, as well as shareholders' equity accounts, are translated to US dollars at historical exchange rates and converted into Reais, as with monetary assets and liabilities, at the exchange rates at the balance sheet dates.

(ii)

Depreciation and other costs and expenses related to assets recorded at historical exchange rates are calculated based on the value of assets in US dollars, and translated to Reais at average exchange rates for the period. Other income and expense accounts are translated to Reais at average exchange rates for the period. The difference between the net result determined at the exchange rates on the date of the financial statements, and that determined at average exchange rates for the period, is adjusted under Other operating income.

(f) Current and long-term liabilities

Current and long-term liabilities are stated at known or estimated amounts, including accrued charges and monetary variations, where applicable.

(g) Forwards and cross-currency interest rate swaps

The nominal values of cross-currency interest rate swap operations and forwards are not recorded in the balance sheet.

The Company enters into derivative financial instruments to hedge its consolidated exposure to currency and interest rate risks, but which does not prohibit redemption prior to final maturities. Accordingly, as determined by Brazilian Corporate law, operations not designated for accounting purposes are measured at the lower of cost based on the contractual conditions between the Company and counterparties (yield curve) or market value and accounted for as "Unrealized gain on derivatives" or "Unrealized loss on derivatives".

In order to neutralize the result of certain swaps, the Company, at times, contracts other identical operations of offsetting positions, with the same value at maturity, settlement date and restatement index. These two offsetting positions are recorded in the Company's balance sheet as "Other", based on the value of the yield curve, being designated as hedges for accounting purposes.

(h) Forward and swap operations in commodities

The Company enters into derivative financial instruments to hedge its consolidated exposure to prices of raw material to be acquired, denominated in foreign currency.

The net results of such derivative instruments, designated for accounting purposes as hedges, are recorded at cost (equivalent to their market value), deferred and recorded in the Company's balance sheet under "Other", and recognized in the result under "Cost of products sold" when the product is sold.

(i) Provision for contingencies and liabilities related to tax and other claims

Provisions for contingencies are recorded at current values for labor, tax, civil and commercial claims being disputed at the administrative and judicial levels, based on estimates of losses determined by the Company's and its subsidiaries' external legal advisors, for lawsuits in which a loss is considered probable.

Expected tax savings obtained based on provisional court decisions resulting from claims filed by the Company and its subsidiaries against the tax authorities, if recognized in the statement of income, are subject to provisioning until the right is assured through a final legal decision in favor of the Company and its subsidiaries.

(j) Investment tax credits

The Company's subsidiaries enjoy state fiscal incentive programs for the deferral of sales taxes in which taxes are partially or totally reduced. In some states, the grace periods and reductions are unconditional. Where conditions have been established, however, they are related to events under the Company's control. The benefits relative to reduction in the payment of taxes are treated as a reserve for investment tax credits and recorded in the shareholders' equity of the subsidiaries, on the accrual basis, or when the subsidiaries comply with the main requirements of state programs, in order to have the benefit granted. This benefit is recorded as Other operating income in the Company's consolidated financial statements (December 31, 2003 - R$ 175.9; December 31, 2002 - R$ 151.9).

(l) Income tax and social contribution on net income

Income tax and social contribution on net income are calculated at rates determined by applicable tax law. Charges relating to income tax and social contribution are recorded on the accrual basis, with the addition of deferred taxes calculated on the temporary differences between the book and tax bases of assets and liabilities.

A deferred income tax asset is also recorded, relating to future tax benefits of tax loss carry-forwards for subsidiaries in which the realization of such benefits is probable over a maximum period of ten years, based on future forecasts of taxable income, discounted to present value.

(m) Actuarial assets and liabilities related to employee benefits

The initial effect arising from the adoption of the Accounting Standards and Procedures - NPC No. 26 was fully recognized in the shareholders' equity of the subsidiary Companhia Brasileira de Bebidas ("CBB") on December 31, 2001.

Actuarial gains and losses are recorded in an amount exceeding the higher of (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan's assets, amortized over the average future working life of the plan's members.

(n) Consolidated financial statements

The totality of assets, liabilities and results of companies controlled by the Company are consolidated, and the interest of minority shareholders in the equity and results for the year of subsidiaries is shown separately.

Investments in subsidiaries and their shareholders' equities, as well as inter-company assets, liabilities, income and expenses, were eliminated on consolidation. Also, unrealized results arising from the purchase of raw materials and products from subsidiaries and associated companies, included in the balance of inventory at the end of each period, as well as other transactions between the Company's subsidiaries, are eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the companies either directly or indirectly controlled by the Company.

(o) Proportionally consolidated financial statements

The assets and liabilities, income and expenses of entities which are jointly-controlled through a shareholders' agreement were consolidated proportionally to the Company's total ownership of their capital. Amounts corresponding to the proportional assets, liabilities, income and expenses, arising from inter-company transactions, were eliminated on the proportional consolidation.

In March 2003, the Company acquired, for the amount of R$ 1,729.7 (paid in cash - R$ 1,429 and through the contribution of assets located in Mercosur, at book values, R$ 300.7), 230,920,000 class A shares and 26,388,914 class B shares issued by Quinsa, as well as 8.6% of the capital stock of Quilmes International (Bermuda) Ltd. (QIB), totaling an aggregate economic interest of 40.5% in Quinsa. In addition, during 2003, the Company acquired 12,000,000 class B shares of Quinsa, for the amount of R$ 249.6, thus increasing its economic interest in Quinsa to 47.99%. Quinsa has been acquiring its own shares, therefore changing the Company's percentage of economic interest in Quinsa. On December 31, 2003 the Company consolidated proportionally, as a result of such transactions, its 49.66% interest in Quinsa. The total goodwill determined on the acquisition of Quinsa is justified based on expected future profitability, to be amortized over ten years.

Quinsa's controlling shareholders have the right to exchange their 373.5 million class A shares of Quinsa for AmBev shares, at specific periods each year, starting as from April 2003. AmBev also has the right to determine the exchange of class A shares of Quinsa for AmBev shares starting from the end of the 7th year (counted from April 2003). In both cases, the number of AmBev shares to be issued to Quinsa's controlling shareholders will be determined based on the EBITDA of the two companies.

The net assets of Quinsa and Agrega Inteligência em Compras Ltda. ("Agrega"), proportionally consolidated in the Company's financial statements, are as follows:

	December 31, 2003

	Quinsa (i)	Agrega (ii)	Total

Current assets	513.4	1.3	514.7
Long-term receivables	132.4		132.4
Permanent assets	1,156.3	0.5	1,156.8
Current liabilities	(382.4)	(1.1)	(383.5)
Long-term liabilities	(401.9)		(401.9)
Minority interest	(199.6)		(199.6)

Total net assets	818.2	0.7	818.9

(i)	49.66% ownership interest.
(ii)	50% ownership interest.

December 31, 2002

Agrega

Current assets	1.0
Permanent assets	0.4
Current liabilities	(0.9)

Total net assets	0.5

Quinsa's and Agrega's results, proportionally consolidated in the Company's financial statements, are as follows:

	Year ended December 31, 2003

	Quinsa	Agrega	Total

Net sales	773.7	0.5	774.2
Cost of products and services sold	(387.3)		(387.3)

Gross profit	386.4	0.5	386.9
Operating expenses	(210.6)	(2.4)	(213.0)

Operating profit (loss)	175.8	(1.9)	173.9
Non-operating results	(11.3)		(11.3)
Income taxes	27.5		27.5
Profit sharing	(9.3)		(9.3)
Minority interest	(33.0)		(33.0)

Net income (loss) for the year	149.7	(1.9)	147.8

Year ended December 31, 2002

Agrega

Net sales	0.4
Cost of services sold and operating expenses	(2.4)

Loss for the year	(2.0)

The table below shows Quinsa's main holdings in subsidiaries, fully consolidated in its financial statements, and proportionally adjusted in the AmBev's consolidated financial statements:

Total holdings on December 31, 2003 - %

Cervecería y Maltería Quilmes S.A.I.C.A. y G.	87.3
Cervecería Boliviana Nacional La Paz	68.1
Cervecería Chile S.A.	87.6
Cervecería Paraguay S.A.	75.2
Fábrica Paraguaya de Vitrios S.A.	67.4
Fábricas Nacionales de Cerveza S.A.	85.8
QIB	94.7
Salus S.A. (*)	81.2

(*)	Only the brewery portion, not including the mineral water operation.

(p) Reclassifications

For purposes of assuring comparability with the current year, the amount of R$ 1,637.9 was reclassified in the balance sheet of December 31, 2002, from the balance of Cash and cash equivalents, to Marketable securities (R$ 1,423) and to Unrealized gain on derivatives (R$ 214.9).

For the same reason, R$ 19.3 was reclassified from Deferred charges and R$ 22.3 from Inventory to Property, plant and equipment in the balance sheet of December 31, 2002. Such adjustment is due to the alignment of certain accounting criteria used in Venezuela with accounting practices adopted in Brazil.

3 Inventories

	Consolidated

	2003	2002

Finished products	145.6	157.8
Work in progress	63.9	50.8
Raw materials	564.2	425.3
Production materials	112.9	119.0
Supplies and other, net	68.0	84.5

	954.6	837.4

4 Transactions with Related Parties

The main transactions of the Company with related parties are listed in the following table:

	Balances				Transactions		Balances				Transactions

Companies	Accounts receivable	Accounts payable	Loan agreements	Net revenues	Net financial results	Accounts receivable	Accounts payable	Loan agreements	Advances for future capital increase	Net revenues	Net financial results

AmBev		(8.5)	(1,535.5)		(44.7)	4.1		(327.7)			(60.7)
CBB	11.9		218.1	166.8	277.5		(1.8)	(87.7)	591.5	60.6	(903.5)
Skol			(5.1)		(0.4)		(0.8)	(4.2)	575.3		(52.7)
IBA-Sudeste		(1.7)	977.9	4.4	18.5	0.2		159.8			11.4
Jalua			(55.5)		(35.5)			(1,299.9)	71.8		(593.5)
Hohneck			(0.6)					1,366.0	(1,166.8)		353.6
Monthiers			1,226.6		(250.2)			319.3	29.8		1,316.9
Arosuco	3.8		246.1	334.4	6.0	0.7		118.9		276.2	9.9
Dunvegan			(802.0)		30.8
Cympay		(4.1)	0.3	76.9			(5.4)	9.7		94.4
Malteria Pampa	7.4			115.7	14.0	0.2		17.7		169.4
Aspen			(173.0)		(19.2)			(252.8)			(27.0)
Other nationals	41.8	(55.7)	(33.6)	241.8	1.5	18.6	(13.8)	7.4		26.0	(31.8)
Other internationals	19.8	(12.0)	(60.0)	112.0	(0.8)	19.1	(310.0)	215.3	(101.7)	103.4	(4.9)

Names used:

. Cervejarias Reunidas Skol Caracu S.A. ("Skol")
. Indústria de Bebidas Antarctica do Sudeste S.A. ("IBA-Sudeste")
. Jalua Spain S.L. ("Jalua")
. Hohneck Sociedad Anónima ("Hohneck")
. Monthiers S.A. ("Monthiers")
. Arosuco Aromas e Sucos Ltda. ("Arosuco")
. Dunvegan S.A. ("Dunvegan")
. Cervecería y Maltería Paysandú - Cympay ("Cympay")
. Maltería Pampa S.A. ("Maltería Pampa")
. Aspen Equities Corporation ("Aspen")

Transactions with related parties include, among other operations, the purchase and sale of raw materials such as malt, concentrates, labels, corks and several finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled entities (recorded based on the proportional consolidation method) and related parties.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are not subject to financial charges from July 1, 2003. The agreements that involve the Company's subsidiaries headquartered abroad are indexed to the US dollar exchange rate plus 10% p.a. interest. Inter-company loans are consolidated based on the same criteria described above.

5 Other assets

	Parent company		Consolidated

	2003	2002	2003	2002

Current assets
Deferred income from commodities
swap and forward operations, net			0.1
Other accounts receivable	0.4	6.3	106.0	89.1
Prepaid expenses			123.3	40.1
Advances to suppliers and others			26.5	10.6

	0.4	6.3	255.9	139.8

Long-term receivables
Long-term financial investments			77.0
Other taxes and charges recoverable	78.0	78.0	348.4	340.7
Prepaid expenses			119.3	51.1
Other accounts receivable			49.4	30.9
Surplus assets - Instituto AmBev			22.0	21.6

	78.0	78.0	616.1	444.3

6 Investments in Direct Subsidiaries

(a) Movement of investments in direct subsidiaries, including goodwill and negative goodwill

Description	CBB	Arosuco	Agrega	Hohneck (i)	Eagle	Polar	Total

Balance on December 31, 2001	2,878.4		0.8		1,290.0	111.0	4,280.2
Acquisition of investment						0.4	0.4
Divestment						(88.3)	(88.3)
Dividends received and receivable						(44.4)	(44.4)
Effect of implementation of NPC No. 26	(56.3)						(56.3)
Increase (reduction) of capital	(1,338.3)		1.8		442.2		(894.3)
Equity in results	(240.9)		(2.1)	215.4	1,483.4	6.5	1,462.3
Amortization of (goodwill) negative goodwill	(84.7)					14.8	(69.9)

Balance on December 31, 2002	1,158.2		0.5	215.4	3,215.6		4.589.7
Acquisition of investment		(iv) 85.7					85.7
Dividends received and receivable	(v) (1,351.8)	(34.2)					(1,386.0)
Increase (reduction) of capital	3,660.9		2.0		(v) (2,551.3)		1,111.6
Loss of interest ownership in subsidiary				(iii) (215.4)			(215.4)
Equity in results	2,158.7	172.5	(1.9)	0.1	(664.3)		1,665.1
Amortization of goodwill	(84.8)						(84.8)

Balance on December 31, 2003	(ii) 5,541.2	224.0	0.6	0.1			5,765.9

(i)	Headquartered abroad.

(ii)	Balance consisting of goodwill net of amortization R$ 468.9, negative goodwill to be amortized R$ 149.9 and investment accounted for by the equity method R$ 5,222.2.

(iii)

In January 2003, the Company recorded a loss of holdings in Hohneck resulting from the capitalization made by Skol and CBB without the respective proportional participation of AmBev, in the amount of R$ 215.4, eliminated in the Company's consolidated financial statements.

(iv)	In May 2003, the subsidiary CBB sold its investment in Arosuco to the Company, for its book value of R$ 85.7.

(v)

In July 2003, the Company made a capital investment in its subsidiary CBB, partly with its investment in Eagle Distribuidora de Bebidas S.A. (Eagle), for the book value of R$ 2,551.3, and partly with a portion of the balance of dividends receivable from CBB in the amount of R$ 1,109.6.

(b) Goodwill and negative goodwill

	Parent company		Consolidated

	2003	2002	2003	2002

Goodwill
CBB - based on
Property, plant and equipment fair value excess	144.6	144.6	144.6	144.6
Expected future profitability	702.7	702.7	702.7	702.7

	847.3	847.3	847.3	847.3
Expected future profitability
Quinsa			1,123.2
Cympay (i)			34.2	34.2
Salus S.A. (i)			19.0	19.0
Pilcomayo Participações S.A. (ii)				33.9
Pati do Alferes Participações S.A. (ii)				16.9
Cervejaria Astra S.A. (ii)				123.3
Maltería Pampa			28.1	28.1
Atlântico			5.1
Cervejaria Miranda Corrêa S.A.			5.5	5.5

	847.3	847.3	2,062.4	1,108.2
Quinsa and subsidiaries (proportionally consolidated)			510.4

Total goodwill	847.3	847.3	2,572.8	1,108.2

Accumulated amortization	(378.4)	(293.7)	(708.6)	(331.4)

Total goodwill, net	468.9	553.6	1,864.2	776.8

Negative goodwill
CBB	(149.9)	(149.9)	(149.9)	(149.9)
Cervesursa			(18.5)
Incesa			(8.5)

Total negative goodwill	(149.9)	(149.9)	(176.9)	(149.9)

	319.0	403.7	1,687.3	626.9

(i) Subsidiaries that made part of the total contributed by the Company and its subsidiaries in the Quinsa operation. Gains and losses in the transaction, determined individually in the financial statements of these subsidiaries were eliminated in the Company's financial statements.

(ii) Goodwill reclassified to deferred charges, in the consolidated financial statements, arising from the mergers of subsidiaries between related parties.

(c) Information on direct subsidiaries

	2003				2002

Description	CBB	Arosuco	Agrega	Hohneck	CBB	Agrega	Eagle	Hohneck

Number of shares/quotas held - in thousands
Common shares/quotas	19,881,631	0.3	1,375	10,000	3,442,186	1,375	276	10,000
Preferred shares	35,206,009				6,073,132

Total shares/quotas	55,087,640	0.3	1,375	10,000	9,515,318	1,375	276	10,000

Percentage of direct holding
In relation to preferred shares	99.9				99.5
In relation to common shares/quotas	99.9	99.7	50	0.009	100	50	99.9	100
In relation to total shares/quotas	99.9	99.7	50	0.009	99.7	50	99.9	100

Financial statements:
Of direct subsidiaries
Adjusted shareholders' equity	5,222.2	224.7	1.2	1,315.1	756.7	1.1	3,217.8	215.4

Adjusted net income (loss)	2,046.7	176.3	(3.8)	(67.1)	(334.4)	(4.2)	1,484.7	363.0

Due to inter-company results, unrealized profits and fiscal incentives, the equity in the results of certain subsidiaries, as shown in Note 6(a), may not correspond to the holding percentage applied to the subsidiary's result in the period, as presented in this note.

(d) Main indirect holdings in subsidiaries

	Total indirect holdings - %

Company name	2003	2002

Brazil
Arosuco	100	100
Eagle	100	100
IBA-Sudeste	99.3	98.8

Abroad
Monthiers (i)	100	100
Aspen (i)	100	100
CCBP S.A. (ii)		100
CCBA S.A. (ii)		70

(i) Wholly-owned subsidiary of Jalua Spain S.A.

(ii) Subsidiaries that were part of the total contributed by the Company and its subsidiaries in the Quinsa operation.

7 Property, Plant and Equipment

(a) Composition of property, plant and equipment

	Consolidated

	2003			2002

	Cost	Accumulated depreciation	Residual amounts	Residual amounts	Annual depreciation rates - %

Land	244.6		244.6	147.1
Buildings and constructions	2,090.8	(903.5)	1,187.3	1,108.1	4
Machinery and equipment	5,673.3	(4,323.1)	1,350.2	1,147.2	10 to 20
Offsite equipment	1,030.4	(423.6)	606.8	431.6	10 to 20
Other assets and intangibles	987.0	(363.3)	623.7	278.4	4 to 20
Construction in progress	153.7		153.7	218.2

	10,179.8	(6,013.5)	4,166.3	3,330.6

On December 31, 2003, the subsidiaries held for sale properties with a book value of R$ 144.1 (December 31, 2002 - R$ 121.6), which are classified under long-term receivables, net of a provision for expected losses on realization, in the amount of R$ 89.1 (December 31, 2002 - R$ 55.9).

During the year, a provision for potential losses on the sale of property, machinery and equipment was constituted, in the amount of R$ 58.7 (December 31, 2002 - R$ 69.9), accounted for in the Company's consolidated financial statements in "Non-operating expenses".

(b) Assets with restrictions

Pursuant to bank loans and leases taken by the Company and its subsidiaries, at December 31, 2003 the disposal of certain property, machinery and equipment is restricted, the residual amount of which totals R$ 909.3 (December 31, 2002 - R$ 963.5). Such restriction has no impact on the use of such assets and on the Company's operations.

8 Deferred Charges

	Consolidated

	2003	2002

Cost
Pre-operating	190.6	247.3
Implementation and expansion expenses	55.7	214.0
Other	(*) 217.8	107.1

	464.1	568.4

Accumulated amortization	(204.8)	(432.2)

	259.3	136.2

(*) This includes the balance of goodwill in subsidiaries in the amount of R$ 146.3, reclassified from "Investments" to "Deferred charges", arising from the mergers of subsidiaries between related parties.

9 Loans and Financing - Consolidated

			Current		Long-term

Types/purposes	Financial charges (p.a.)	Final maturity	2003	2002	2003	2002

Local currency
ICMS sales tax incentives	5.21%	June 2013	34.6	31.4	340.5	310.7
Permanent assets	2.40% above the TJLP	December 2008	227.2	237.7	298.6	408.3
Other	2.62% above the TJLP	June 2007	0.2		0.4

			262.0	269.1	639.5	719.0

Foreign currency
Syndicated loan	2.4% above quarterly LIBOR (i)	August 2004	1,063.0	7.1		1,150.8
Bonds	10.55%	September 2013	53.7	9.2	2,889.2	1,766.6
Raw material import financing	4.77%	May 2005	183.7	207.6	22.1	81.4
Permanent assets	5.87%	January 2009	303.5	51.0	418.4	160.2
Other (ii)	89.57%	October 2008	110.2	63.4	35.1	1.3

			1,714.1	338.3	3,364.8	3,160.3

			1,976.1	607.4	4,004.3	3,879.3

(i) Fixed interest rate of 5.95% per annum through a LIBOR swap operation (Note 9(d)).

(ii) This includes local currency loans (including interest) in Argentina, Ecuador, Peru, Uruguay and Venezuela.

Abbreviations used:

  TJLP - Long-Term Interest Rate.
  LIBOR - London Interbank Offered Rate.
  ICMS - Value-Added Tax on Sales and Services.

(a) Guarantees

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. Loans for the purchase of raw materials, mainly malt, syndicated loans and the issue of Notes in the international market are guaranteed by collaterals of AmBev and its subsidiaries, which on December 31, 2003 totaled R$ 199.1.

(b) Maturities

As at December 31, 2003, long-term financings fall due as follows:

2005	232.5
2006	390.9
2007	152.8
2008	150.0
2009	20.4
2010	53.2
2011	1,498.1
2012 and 2013	1,506.4

4,004.3

(c) ICMS sales tax incentives

Description	2003	2002

Short and long-term balances
Financings	375.1	342.1
Deferrals of taxes on sales	393.6	461.0

	768.7	803.1

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent of the state, usually over five years as from the original due date.

The amount of R$ 393.6 (December 31, 2002 - R$ 461.0) of Sales tax deferrals includes a current portion of R$ 161.8 (December 31, 2002 - R$ 154.1) classified under Other taxes and contributions payable.

The remaining amounts refer to the deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The percentages deferred may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(d) Syndicated loan

The syndicated loan in Yens is guaranteed by co-signatures of AmBev and subsidiaries. On December 31, 2003 and 2002, by means of a LIBOR swap, the interest on this loan was fixed at 5.95% per annum (originally 2.4% above quarterly LIBOR).

(e) Notes issued in the international market

In September 2003 CBB issued US$ 500 million in foreign securities (Bond 2013), with a guarantee from AmBev. These Notes bear 8.75% interest p.a. and will be repaid semi-annually as from March 2004 with final maturity in September 2013. The original contracted interest rate may be increased by 0.5%, if Bond 2013 is not registered with the U.S. Securities and Exchange Commission - SEC by September 18, 2004.

In December 2001 CBB issued US$ 500 million in foreign securities (Bond 2011), with a guarantee from AmBev. These Notes bear 10.7% interest p.a., and are repayable semi-annually as from July 2002 with final maturity in December 2011. The Company registered Bond 2011 with the SEC on October 4, 2002, eliminating the possibility of a 0.5% p.a. increase in the original interest rate as set forth in the contract.

(f) Contractual clauses

On December 31, 2003, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with loans, except as mentioned in the following paragraph.

During 2003, certain subsidiaries of Quinsa in Argentina concluded a debt renegotiation process, covering also financings payment terms. On December 31, 2003, the portion of long-term debt that was not in compliance with certain liquidity ratio covenants is recorded under current liabilities, in the amount of US$ 4.2.

10 Other Liabilities

	Parent company		Consolidated

	2003	2002	2003	2002

Current liabilities
Profit sharing - employees and management		15.6	11.5	134.6
Other accounts payable		0.1	196.1	113.1
Advance from customer			31.0	9.8
Deferred result from commodities swap and forward operations			3.0

		15.7	241.6	257.5

Long-term liabilities
Provision for medical assistance benefits and others			72.9	53.4
Deferred income tax and social contribution			26.2	25.7
Other accounts payable			33.2	55.1
Suppliers			0.8	29.4

			133.1	163.6

11 Liabilities Related to Tax and Other Claims and Provisions for Contingencies

	Consolidated

	2003	2002

Social Integration Program (PIS) and Social Contribution on Revenue (COFINS)	339.2	260.3
Value-Added Tax on Sales and Services (ICMS) and Excise Tax (IPI)	532.1	458.1
Income tax and social contribution	50.2	43.2
Labor claims	211.1	131.5
Lawsuits involving distributors and resellers	28.6	18.7
Other	71.7	77.5

	1,232.9	989.3

On December 31, 2003, the Company and its subsidiaries had other ongoing lawsuits which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$ 1,266.6 (December 31, 2002 - R$ 976).

Principal liabilities related to fiscal claims and provisions for contingencies:

(a) PIS and COFINS

The Company obtained an injunction in the first quarter of 1999, granting the right to pay PIS (up to December 31, 2002) and COFINS on billings, without paying these taxes on other revenues. On December 31, 2003, the provision primarily refers to amounts that were not paid pursuant to this injunction, and which will be subject to provisioning until they are assured by a final decision in favor of the Company and its subsidiaries. Following the enactment of Law 10,637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay such contribution, including on other revenues.

(b) ICMS and IPI Tax

This provision relates mainly to tax disputes of presumed zero-rated IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment, prior to 1996. Such amounts, recorded as liabilities related to tax claims, will be subject to provisioning until they are assured by a final decision in favor of the Company and its subsidiaries.

Zero-rated IPI credits, which have never been used by the Company, in the amount of R$ 228.1 on December 31, 2003, are recorded under "Other taxes and charges recoverable" in long-term assets.

(c) Income Tax and Social Contribution on Net Income (CSLL)

This provision relates substantially to the recognition of the deductibility of interest on own capital in the calculation of CSLL for the year 1996.

(d) Labor claims

This provision relates to claims from former employees. On December 31, 2003, judicial deposits made by the Company and its subsidiaries, related to labor claims, restated based on official indices, amounted to R$ 111.6 (December 31, 2002 - R$ 74.7).

(e) Claims of distributors and resellers

These relate, mainly, to the termination of agreements between Company subsidiaries and certain distributors, by virtue of the restructuring process carried out in the distribution network, as well as the non-compliance with contractual directives by distributors in some cases.

(f) Other provisions

These provisions relate substantially to issues involving the National Social Security Institute (INSS), products and suppliers.

12 Social Programs

(a) AmBev Pension Fund - Instituto AmBev

CBB and its subsidiaries have two kinds of pension plans: one following the defined contribution model (open to new members) and the other following the defined benefit model (no new members accepted since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and the sponsor, and managed by Instituto AmBev (IAAP). The main purpose is to supplement the retirement benefits of employees and management. During the year ended December 31, 2003, the Company and its subsidiaries made contributions of R$ 4.4 (December 31, 2002 - R$ 4.2) to Instituto AmBev.

Based on the independent actuary reports, the position of Instituto AmBev's plans at December 31 is as follows:

	2003	2002

Fair value of assets	501.5	458.7
Present value of actuarial liability	(334.4)	(325.6)

Surplus assets - Instituto AmBev	167.1	133.1

The surplus of assets of Instituto AmBev is recognized by the Company in its consolidated financial statements under "Surplus assets - Instituto AmBev", in the amount of R$ 22 (December 31, 2002 - R$ 21.6), estimated as the maximum limit of its future use, also taking into account the legal restrictions that prevent the return of a possible remaining actuarial surplus, not used in the payment of private security benefits, in the event of a winding up of Instituto AmBev.

(b) Medical assistance and other post-employment benefits provided directly by CBB

CBB directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners. On December 31, 2003, the balance of R$ 72.9 (December 31, 2002 - R$ 53.4) was recorded in the Company's consolidated financial statements under Provision for employee benefits.

Changes in the provision for employee benefits, according to the independent actuary report:

Balance on December 31, 2002	53.4
Financial charges incurred	8.5
Actuarial calculation update	16.5
Payment of benefits	(5.5)

Balance on December 31, 2003	72.9

(c) Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência (the Zerrener Foundation)

The main purposes of the Zerrenner Foundation are to provide the sponsoring companies' employees and management with health care and dental benefits, to aid in professional specialization or university courses, and to maintain organizations that provide aid and assistance to the elderly, amongst others, through direct actions or financial aid agreements with other entities.

The changes in the actuarial liabilities of Zerrener Foundation, according to the independent actuary report, were as follows:

Balance on December 31, 2002	154.1
Financial charges incurred	24.9
Actuarial loss amortization	1.2
Payment of benefits	(16.7)

Balance on December 31, 2003	163.5

The actuarial liabilities related to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing in the Zerrener Foundation on the same date. The surplus assets were not recorded by the Company in its financial statements, due to the possibility of using them for other purposes, not exclusively related to the payment of benefits.

(d) Actuarial assumptions

The medium and long-term assumptions adopted by the independent actuary, in the calculation of the actuarial liability were the following:

	Annual percentage - in nominal terms

	2003	2002

Discount rate	10.9	10.6
Expected rate of return on assets	16.6	18.0
Increase in the remuneration factor	7.3	7.5
Increase in health care costs	7.3	7.5

13 Shareholders' Equity

(a) Subscribed and paid-in capital

The Company's capital stock on December 31, 2003 amounted to R$ 3,124.1 (December 31, 2002 - R$ 3,046.2), represented by 38,537,333 thousand nominative and no-par value shares (December 31, 2002 - 38,620,730 thousand), comprised of 15,735,878 thousand common shares and 22,801,455 thousand preferred shares (December 31, 2002 - 15,795,903 thousand and 22,824,827 thousand, respectively).

In April 2003, the Company increased capital by R$ 77.4, through the private subscription of 259,007 thousand preferred shares, exclusively to fulfill the provision in the Stock Ownership Plan. In addition, the Company changed the destination of the reserve constituted from the 2002 results, in the amount of R$ 853.2, from the reserve for future capital increase to investment reserve, in accordance with its by-laws.

(b) Warrants

During the period for the exercise of warrants between April 1 and April 30, 2003, 25 thousand common and 489 thousand preferred shares were subscribed, for the total amount of R$ 0.5. Certain warrant holders challenged in court the CVM's and Company's understanding related to the warrant conversion criteria.

(c) Appropriation of net income for the year and transfers to statutory reserves

The Company's By-Laws provide for the following appropriation of net income for the year, after statutory deductions:

(i) 27.5% as mandatory dividend payment to all shareholders. Preferred shareholders are legally entitled to a dividend 10% greater than that paid to common shareholders.

(ii) An amount not lower than 5% and not higher than 68.875% of net income to be transferred to a reserve for investments, in order to finance the expansion of the activities of the Company and its subsidiaries, including subscriptions to capital increases or the foundation of enterprises. This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

(iii) Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Directors are allotted a 5.0% participation in net income for the period, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors at the beginning of the fiscal year.

(d) Proposed dividends

The calculation of the dividends percentage approved by the Board of Directors on net income for the years ended December 31 is as follows:

	2003	2002

Net income for the year	1,411.6	1,510.3
Legal reserve (5%)	(70.6)	(75.5)

Dividends basis	1,341.0	1,434.8

Prepayment of dividends	495.2	160.9
Dividends prepaid as interest on own capital	222.5
Supplemental dividends as interest on own capital	226.1
Supplemental dividends	54.6	341.4
Withholding tax on dividends as interest on own capital	(67.3)

Total proposed dividends	931.1	502.3

Percentage of dividends on dividends basis - %	69.43	35.01

Dividends net of Withholding tax per thousand shares
outstanding (excluding treasury stock) at year-end - R$
Common	23.15(*)	12.40

Preferred	25.46(*)	13.64

(*) Dividends per thousand shares outstanding (excluding treasury stock) at year-end - before Withholding tax (IRRF): common - R$ 24.82 and preferred - R$ 27.30.

(e) Interest on own capital

Companies legally have the option to distribute to shareholders interest on own capital based on the TJLP - long-term interest rate - on shareholders' equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividend when distributed. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders' equity and shown as dividends.

(f) Reconciliation between the company's shareholders' equity and consolidated shareholders' equity at December 31, 2003

Shareholders' equity of the parent company	4,413.2
Treasury stock acquired by the subsidiary CBB	(105.0)

Total consolidated shareholders' equity	4,308.2

(g) Treasury stock

Changes in the Company's treasury stock for the year were as follows:

	Number of shares (in thousands)

Description	Preferred	Common	Total	In millions of reais

Balance on December 31, 2002	121,788	40,400	162,188	78.1
Purchases	529,339	63,464	592,803	310.0
Cancellations	(282,868)	(60,049)	(342,917)	(154.6)

Balance on December 31, 2003	368,259	43,815	412,074	233.5

In addition, CBB holds 60,731 thousand common shares and 151,894 thousand preferred shares issued by the Company, in the amount of R$ 105. On December 31, 2003, the balance of treasury stock totals R$ 338.5 in the Company's consolidated financial statements.

14 Stock Ownership Plan - The Plan

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of both shareholders and executives. As defined in the By-Laws, the Plan is managed by a committee including non-executive members of the Company. This committee creates, periodically, stock purchase programs for common or preferred shares, defining the terms and categories or employees to be benefited, and determines the price for which the shares will be acquired, which cannot be lower than 90% of the average stock price traded on the São Paulo Stock Exchange (BOVESPA) during the three business days prior to granting such rights, indexed to inflation up to the date of actual exercise. The number of shares that may be granted during each year cannot exceed 5% of the total number of shares of each class on that date (1.0% and 0.03% in 2003 and 2002, respectively).

When shares are bought, the Company may issue new shares, or use the balance of treasury stock. The shares granted have no exercise date. Should the existing labor agreement come to an end, the rights expire. Regarding the shares purchased by employees, the Company has the right to repurchase them at a price equal to:

(i) the price paid by the employee, adjusted for inflation, if the employee sells the shares during the first thirty months after the purchase;

(ii) the price paid by the employee, adjusted for inflation, for 50% of the lot, and at the market price for the remainder, if the employee sells the shares after the first thirty months, but before sixty months after the purchase;

(iii) the market price, if the sale takes place sixty months after the purchase.

Employees who do not apply at least 70% of their annual profit sharing bonuses (net of income tax and other charges) to subscribe shares under the stock ownership plan, will forfeit their rights to the underlying shares in the same proportion of the bonuses not applied, unless the equivalent amount had been previously subscribed in cash by the employee.

The Company and its subsidiaries could make advances to employees for the purchase of shares for plans granted until the year 2002. Such financings normally do not exceed periods of up to four years and carry 8% interest p.a. above the General Market Price Index (IGP-M). These financings are guaranteed by the shares issued at the time of purchase. On December 31, 2003, the outstanding consolidated balance of these advances amounted to R$ 234,7 (December 31, 2002 - R$ 324.8). Starting in 2003, the Company and its subsidiaries will no longer finance the purchase of shares, and such shares must be purchased in cash, by the beneficiaries, upon subscription.

The change in stock purchase rights during the years ended December 31 is as follows:

	Stock purchase rights - in thousands

	2003	2002

Balance of shares available for purchase exercisable at the
beginning of the year	640,800	1,031,221
Changes during the year
Exercised	(259,007)	(384,074)
Cancelled	(34,104)	(16,847)
Granted	386,000	10,500

Balance of shares available for purchase exercisable
at year-end	733,689	640,800

15 Treasury

(a) General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross-currency interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure in foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum and sugar.

Financial assets are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though its actual intention is to carry such assets to maturity on their respective due dates.

(b) Derivative instruments

The following is the composition of nominal amounts of outstanding derivatives on December 31:

Description	2003	2002

Currency hedge
US$/R$	4,686.5	2,300.0
Yen/R$	775.7	1,059.7
Peso/US$	152.4
Interest rate hedge
Floating LIBOR vs. fixed LIBOR	944.6	1,277.4
IDC x Fixed	(201.8)	(42.1)
Commodities hedge
Aluminum		166.3
Sugar	22.3	0.2

	6,379.7	4,761.5

(i) Currency and interest rate hedges

On December 31, 2003, unrealized gains on variable earnings in derivative operations were limited to the lower value of the instruments' "yield curve" and their relative market value, in accordance with the Brazilian Corporate Law.

Had the Company recorded its derivative instruments at market value, it would have had an additional gain amounting to R$ 205.9 in the result for the year ended December 31, 2003 (December 31, 2002 - R$ 240.3) as shown in the table below:

Financial instruments	Book value	Market	Unrealized variable gains

Public securities	1,198.8	1,249.0	50.2
Swaps/forwards	(49.2)	106.5	155.7

	1,149.6	1,355.5	205.9

(ii) Commodities and currency hedges

These commodities operations were entered into to specifically minimize Company exposure to fluctuations in the prices of raw materials to be acquired. Their net results, calculated at cost (equivalent to market value), are deferred and recognized in results when the corresponding sales of final products occur.

During the year ended December 31, 2003, the following effect relating to the currency hedging operations was recorded in the result under Cost of sales.

Description	Net increase in the cost of sales

Currency hedge	(99.0)
Hedge of Aluminum	16.7

(82.3)

On December 31, 2003, the amount of R$ 1.2 was deferred and will be recognized as a charge to the results, when the corresponding finished product sale is made.

(c) Financial liabilities

The Company's financial liabilities, represented mainly by the Bonds, Syndicated Loan and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices of each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market values, it would have determined an additional loss, before income taxes, of approximately R$ 202.2, on December 31, 2003, as shown in the table below:

Financial instruments	Book value	Market	Unrealized variable gains

Bonds	2,942.9	3,270.7	(327.8)
Syndicated loan	1,063.0	938.7	124.3
Import financing	115.0	113.7	1.3

	4,120.9	4,323.1	(202.2)

The criteria used to estimate the market value of the financial liabilities are as follows:

. Bonds: secondary market value of the Notes based on the closing quotation on the base date of December 31, 2003 (approximately 116.99% of face value for Bond 2011 and 106.5% for Bond 2013).

. Syndicated loan: estimated value based on the secondary market for securities with a similar risk (on average, 2.14% p.a.);

. Import financing: estimated value for new operations with financial institutions on the base date of December 31, 2003, for outstanding instruments with similar maturity terms (on average, 1.76% p.a.).

(d) Financial income and expenses

	Consolidated

	2003	2002

Financial income
Net gains on derivative instruments	319.8	1,202.4
Foreign exchange rate variation on financial investments	(97.2)	1,007.2
Financial income on cash equivalents	233.7	120.5
Financial charges on taxes, contributions and judicial deposits	77.4	34.2
Other	68.1	166.0

	601.8	2,530.3

Financial expenses
Exchange rate variation on financings	524.3	(1,738.8)
Net losses on derivative instruments	(298.2)	(883.6)
Financial charges on foreign currency loans payable	(344.6)	(332.4)
Financial charges on loans in Reais	(129.9)	(109.4)
Taxes on financial transactions	(90.9)	(95.0)
Financial charges on contingencies and others	(95.4)	(95.7)
Other	(74.0)	(22.4)

	(508.7)	(3,277.3)

(e) Concentration of credit risk

A substantial part of the Company's sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is low because of the large client portfolio and the risk control monitoring procedures. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into account the limits and credit ratings of financial institutions, and avoids any credit risk concentration.

16 Income Tax and Social Contribution

(a) Reconciliation of the consolidated of income tax and CSLL benefit (expense) with nominal values

	2003	2002

Consolidated net income, before income tax and CSLL	1,864.2	1,307.4
Profit sharing and contributions	(23.6)	(125.1)

Consolidated net income, before income tax, CSLL and
minority interest	1,840.6	1,182.3

Income tax and CSLL expense at nominal rates	(625.8)	(402.0)
Adjustments to determine the effective rate
Tax losses from previous years	147.9
Interest on own capital	152.7
Effect of write-off of goodwill upon merger of subsidiary	37.1
Amortization of goodwill, non-deductible portion	(21.2)	(24.5)
Interest ownership gains arising from corporate
restructuring	(6.9)	(1.5)
Results of subsidiaries abroad not subject to taxation	(182.9)	621.5
Equity gains in subsidiaries	59.8	51.7
Permanent additions, exclusions and other	13.2	35.4

(Expense) benefit of income tax and CSLL	(426.1)	280.6

(b) Composition of the benefit (expense) of income tax and CSLL

	Parent company		Consolidated

	2003	2002	2003	2002

Current	1.2		(624.4)	(123.4)
Deferred	99.2	20.4	198.3	404.0

	100.4	20.4	(426.1)	280.6

(c) Composition of deferred taxes

	Parent company		Consolidated

	2003	2002	2003	2002

Long-term receivables
Tax loss carry-forwards	111.7	95.1	1,163.5	1,080.6
Temporary differences
Non-deductible provisions	49.6	42.6	410.0	350.8
Other	77.7	2.1	258.3	127.0

	239.0	139.8	1,831.8	1,558.4

Long-term liabilities
Temporary differences
Accelerated depreciation			17.9	17.9
Other			8.3	7.8

			26.2	25.7

Based on projections of future taxable income of the Company and its subsidiaries located in Brazil and abroad, the estimated recovery of the consolidated deferred income tax and social contribution asset on tax losses is as follows:

Nominal values

2004	178.5
2005	249.6
2006	292.7
2007	308.0
2008	134.7

1,163.5

The asset recorded is limited to the amounts for which an offset is supported by taxable income projections, discounted to present values, to be realized by the Company over the next ten years, also considering that the offset of tax losses is limited to 30% of pre-tax income for the year, under Brazilian tax legislation.

The deferred income tax asset as of December 31, 2003 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot ascertain that realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of December 31, 2003 should be realized by the fiscal year 2008. However, it is not possible to estimate accurately when such temporary differences will be realized, because the major part depends on legal decisions over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The forecasts of future taxable income include several estimates relative to the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from actual data and amounts.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company's tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemptions and incentives, and several other variables, there is no relevant correlation between the Company's net income and the result of income tax and social contribution. Therefore, the tax loss carry-forwards should not be taken as an indicator of future profits.

17 Commitments with Suppliers

The Company has agreements with certain suppliers to acquire certain quantities of materials for the production and packaging processes, such as plastics for PET bottles, aluminum and natural gas.

18 Operating Income (Expenses), Net

	Parent company		Consolidated

	2003	2002	2003	2002

Operating income
Equity gains in subsidiaries			175.9	151.9
Exchange gains on investments abroad				128.8
Other operating income			23.5	45.4
Discount on the settlement of tax
incentives			16.6
Recovery of taxes and contributions			24.6	26.7
Write off of goodwill on divestment		14.8		14.8
Reversal of provision for losses on
unsecured liabilities		190.0

		204.8	240.6	367.6

Operating expenses
Provision for losses on unsecured
liabilities		(42.4)
Exchange losses on investments abroad			(142.4)
Amortization of goodwill	(84.8)	(84.7)	(252.4)	(105.3)
Taxes on other income			(31.2)
Other operating expenses	(0.9)	(3.8)	(54.7)	(62.9)

	(85.7)	(130.9)	(480.7)	(168.2)

Operating income (expenses), net	(85.7)	73.9	(240.1)	199.4

19 Non-operating Income (Expenses), Net

	Parent company		Consolidated

	2003	2002	2003	2002

Non-operating income
Gain of interest ownership in
investments				31.8
Gain on disposal of property, plant and
equipment			38.5
Other non-operating income			5.6	4.0

			44.1	35.8

Non-operating expenses
Provision for loss on permanent assets			(58.7)	(69.9)
Loss of interest ownership in
subsidiaries	(215.4)		(33.3)
Loss on disposal of property, plant and
equipment			(25.8)	(12.4)
Other non-operating expenses	(0.1)		(27.0)	(25.7)

	(215.5)		(144.8)	(108.0)

Non-operating income (expenses), net	(215.5)		(100.7)	(72.2)

20 Insurance

At December 31, 2003, the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks, at replacement value. Insurance coverage is higher than the book values.

21 Subsequent Events

(a) Activities abroad in 2004

On February 12, 2004, the Company announced an alliance with Embotelladora Dominicana CXA ("Embodom"), headquartered in the Dominican Republic and a PepsiCo bottler in that country. This transaction, will make AmBev and Embodom partners in a company that will market and produce beer and soft drinks in the Dominican Republic.

(b) Distribution of dividends

On February 27, 2004, the Company's Board of Directors approved, based on the accumulated results to December 31, 2003, the distribution of supplemental dividends, in the total amount of R$ 54.6 (without withholding tax), and the distribution of interest on own capital, in the total amount of R$ 226.1. The payments will start on March 25, 2004, based on the shareholding position as of March 15, 2004 and record date for ADRs on March 18, 2004.

(c) Material information press release

The Company informed on March 1, 2004 that it is negotiating with Interbrew S.A. in respect to a possible world-wide transaction. The Company mentioned, however, that no agreement has been reached yet and there can be no assurance that an agreement will be reached, nor can the Company anticipate with details the final conditions of the operation or the effective structure of the alliance under discussion.

Attachment

Companhia de Bebidas das Américas - AmBev

Supplementary Information
Years Ended December 31
In millions of reais

Consolidated statement of cash flows

	2003	2002

Operating activities
Net income for the year	1,411.6	1,510.3
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	766.3	659.5
Tax, labor and other contingencies	187.9	123.7
Financial charges on tax and fiscal contingencies	59.8	32.9
Discount on the settlement of tax incentives	(16.6)
Provision for losses on inventory and permanent assets	64.6	113.4
Financial charges and variations on the stock ownership plan	(47.7)	(88.1)
Financial charges and variations on taxes and contributions	(43.5)	(21.4)
Loss on disposal of permanent assets	41.3	63.3
Exchange rate variation and charges on financings	(40.1)	2,120.4
Unrealized exchange rate variation and gains on financial assets	183.3	(840.0)
Reduction of deferred income tax and social contribution	(198.3)	(404.0)
Exchange rate gains or losses on subsidiaries abroad that do not
affect cash	203.5	(108.7)
Amortization of goodwill, net of realized negative goodwill	252.4	90.5
Minority interest	2.9	(47.4)
Equity in results of investees	6.2
Loss of interest ownership in subsidiaries	33.3
Decrease (increase) in assets
Trade accounts receivable	(12.8)	107.9
Taxes recoverable	(253.2)	(35.6)
Inventories	(48.6)	37.8
Judicial deposits	(102.9)	(51.5)
Other	(120.5)	25.9
Increase (decrease) in liabilities
Suppliers	(14.1)	260.6
Salaries, profit sharing and social charges	(86.4)	50.6
Income tax, social contribution and other taxes	491.3	(195.3)
Disbursements linked to contingency provision	(104.8)	(34.6)
Other	(87.3)	224.8

Cash generated by operating activities	2,527.6	3,595.0

Investing activities
Marketable securities (maturity over 90 days)	423.1	(808.7)
Securities and collateral	228.6	(249.3)
Acquisition of investments	(1,745.3)	(75.5)
Disposal of property, plant and equipment	32.4	98.3
Acquisition of property, plant and equipment	(862.2)	(522.4)
Expenditures on deferred charges	(91.3)	(45.5)

Cash used in investing activities	(2,014.7)	(1,603.1)

Financing activities
Financings
Funding obtained	3,359.2	620.1
Amortization	(2,510.1)	(2,925.3)
Changes in the capital of minority shareholders	4.8	10.5
Capital increase	4.6	29.0
Loans to employees for purchase of shares	130.2	26.2
Share buyback	(308.5)	(337.1)
Payment of dividends	(1,026.9)	(335.6)

Cash used in financing activities	(346.7)	(2,912.2)

Exchange rate gains or losses on cash and cash equivalents	(101.7)	639.1

Increase in cash and cash equivalents	64.5	(281.2)

Cash and cash equivalents at beginning of the year	1,131.6	1,412.8
Cash and cash equivalents at end of the year	1,196.1	1,131.6

Increase (decrease) in cash and cash equivalents	64.5	(281.2)

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.